UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Subject Company)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Person Filing Statement)

American Depositary Shares, Each Representing Five Common Shares,

Par Value NTD10 Per Common Share

(Title of Class of Securities)

827084864

(American Depositary Shares)

(CUSIP Number of Class of Securities)

Eva Chen, Chief Financial Officer

Telephone: +886 (4) 2534-1525; Fax: +886 (4) 2534-6278

No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, R.O.C.

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Chris K.H. Lin

Kathryn King Sudol

Simpson Thacher & Bartlett LLP

35/F ICBC Tower

3 Garden Road Central

Hong Kong S.A.R.

Telephone: +852 2514-7600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) is being filed by Siliconware Precision Industries Co., Ltd. (the “Company”) and relates to the unsolicited offer (the “Offer”) by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (the “Bidder” or “ASE”), to purchase up to 770,000,000 Common Shares of the Company, par value 10 New Taiwan dollars (“NTD”) per share (each a “Common Share”), including those Common Shares represented by American Depositary Shares (“ADSs”), each representing five Common Shares, which represents approximately 24.71% of the issued and outstanding share capital of the Company. In connection with the Offer, the Company has prepared this Statement as a response to the Offer as required by applicable U.S. securities laws. This Statement is being filed with the U.S. Securities and Exchange Commission (the “Commission”).

Item 1.	Subject Company Information.

(a) The name of the subject company is Siliconware Precision Industries Co., Ltd., a company limited by shares incorporated under the laws of the Republic of China. The address of the Company’s principal executive offices is No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and the telephone number at such office is +886 (4) 2534-1525.

(b) The classes of equity securities to which this Statement relates are the Common Shares and the ADSs (together the “Securities”). As of December 31, 2015, the Company’s issued and outstanding share capital consisted of 3,116,361,139 fully paid Common Shares, including 257,023,215 Common Shares represented by 51,404,643 ADSs.

Item 2.	Identity and Background of Filing Person.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above. The Company maintains a website at www.spil.com.tw. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.

This Statement relates to the Offer. The Offer is described in a Tender Offer Statement on Schedule TO, which includes a U.S. Offer to Purchase (the “U.S. Offer”) and related materials included or incorporated by reference in such Schedule TO, which was filed by the Bidder with the Commission on December 29, 2015 (the “U.S. Offer Documents”). The Bidder is conducting a concurrent offer to purchase Common Shares in the Republic of China (the “ROC Offer” and, together with the U.S. Offer, the “Offer”) pursuant to certain offering documents filed by the Bidder in the Republic of China on December 29, 2015 (the “ROC Offer Documents” and, together with the U.S. Offer Document, the “Offer Documents”). According to the U.S. Offer Documents, subject to the terms and conditions set forth in the U.S. Offer Documents, the Bidder is offering to acquire from holders of Securities (“Shareholders”) up to a total number of ADSs and Common Shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended, which defines a U.S. holder as “any security holder resident in the United States”) that, together with the total number of Common Shares purchased through the ROC Offer, would equal up to 770,000,000 Common Shares, including those Common Shares represented by the ADSs. Subject to the terms and conditions set forth in the ROC Offer Documents, the Bidder is offering to purchase Common Shares in the ROC Offer at a price per Common Share of NTD55 in cash (without interest) (the “Proposed Common Share Consideration”). Subject to the terms and conditions in the U.S. Offer Documents, the Bidder is offering to purchase in the U.S. Offer ADSs at a price per ADS of NTD275 in cash (without interest), which is payable only in U.S. dollars based on the exchange rate described in the Bidder’s U.S. Offer Documents (the “Proposed ADS Consideration”), and Common Shares for the Proposed Common Share Consideration.

According to the Offer Documents, the Offer is subject to the fulfillment of various conditions, including that: (i) at least five percent (5%) of the Common Shares, not including those represented by ADSs, are validly tendered and not withdrawn prior to the expiration of the ROC Offer; (ii) receipt of antitrust approval from the Taiwan Fair Trade Commission; (iii) the Company not having suffered any significant change or event in its financial condition or business operations (including, but not limited to, false statements or omissions in its financial reports or other documents filed or announced by the Company); (iv) the Bidder not having entered into bankruptcy and not having been reorganized due to a court ruling; and (v) the Commission not having required termination of the U.S. Offer, and the Republic of China Financial Supervisory Commission not having required termination of the ROC Offer.

According to the Offer Documents, if the Offer is consummated and subject to the conditions set forth therein, the Bidder intends, in accordance with the Taiwan Mergers and Acquisitions Act, to cause the Company to enter into a 100% share exchange or other similar business combination with the Bidder (the “Proposed Combination”) pursuant to which the Bidder would acquire 100% of the issued and outstanding share capital of the Company not yet owned by the Bidder for cash consideration of NT$55 per Common Share and NT$275 per ADS (subject to adjustment if the Company issues shares or cash dividends prior to the closing of such Proposed Combination) such that the Company would become a wholly-owned subsidiary of the Bidder. In order to implement the Proposed Combination, the Bidder will seek to discharge the Company’s Board of Directors (the “Board”) at one or more shareholders’ meetings, or await the expiration of the current Board’s term, and elect new nominees to the Board.

As set forth in the U.S. Offer Documents, the Bidder’s principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, Republic of China.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth under Item 6.B (“Compensation of Directors, Supervisors and Executive Officers”), Item 6.E (“Share Ownership”), Item 7 (“Major Shareholders and Related Party Transactions”), Item 16.E (“Purchase of Equity Securities by the Issuer and Affiliated Purchasers”), Note 18 to the Consolidated Financial Statements (“Post-employment Benefit”) and Note 31 to the Consolidated Financial Statements (“Related Party Transactions”) in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 which was filed with the Commission on April 27, 2015 (the “2014 Annual Report”), is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference.

Except as described elsewhere in this Statement, or in the information set forth under the respective Items listed above of the 2014 Annual Report, to the knowledge of the Company as of the date of this Statement, there are no material arrangements, agreements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (a) any of the directors, executive officers or affiliates of the Company or (b) the Bidder or any directors, executive officers or affiliates of the Bidder, on the other hand.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation.

After due and careful consideration, including a thorough review of the terms and conditions of the Offer with the Company’s financial and outside legal advisors, both the Board and a review committee of independent directors (the “Review Committee”) have unanimously determined that the unsolicited Offer by ASE is unfair and involves a significant risk that the Offer cannot be closed due to anti-trust regulations. As such, holders of Common Shares and ADSs should carefully consider the Board’s reservations regarding the Offer and further review the relevant risks of the Offer before deciding individually whether or not to participate in the Offer. Neither the Board nor the Review Committee formally resolved to make a recommendation to the Company’s shareholders on whether or not to tender your Securities pursuant to the Offer. However, given the concerns of the Board and the Review Committee regarding the proposed price and antitrust risk involved in the Offer by ASE, as further described below, and in order to comply with the requirements of U.S. securities laws applicable to this Statement, the Company hereby recommends that you REJECT the Offer and DO NOT TENDER your Securities pursuant to the Offer.

If you have tendered any of your ADSs or Common Shares, you may withdraw your tender of ADSs at any time prior to the Bidder’s acceptance of tendered ADSs and Common Shares for payment. If you have submitted an ADS letter of transmittal, you may withdraw your tender of ADSs by delivering a written notice of withdrawal to Computershare Trust Company N.A. (the “ADS Tender Agent”) at its address set forth in the U.S. Offer Documents, and if you are a beneficial holder of ADSs and your agent has tendered ADSs on your behalf, you should contact your agent to request it withdraw your tendered ADSs. If you have delivered a Common Share Form of Acceptance, you may withdraw your tender of Common Shares by instructing your custodian bank in Taiwan to contact KGI Securities Co. Ltd. (the “Common Share Tender Agent”) to withdraw your tendered Common Shares. If you have delivered a power of attorney to the Common Share Tender Agent, you should contact the Common Share Tender Agent and deliver a written notice revoking such power of attorney to the Common Share Tender Agent at its address set forth in the U.S. Offer Documents. In order to withdraw any previously tendered ADSs or Common Shares, a notice of withdrawal must be submitted prior to 1:30 a.m., New York City time, on February 16, 2016, in accordance with the procedures described in the U.S. Offer Documents.

(b)	Reasons.

Background of the Offer

On the afternoon of Tuesday, December 22, 2015, after the close of trading of the Company’s Common Shares on the Taiwan Stock Exchange, the Company was informed that ASE had publicly announced its intention to make a unsolicited tender offer to acquire at least 5% and up to 24.71% of the Company’s Common Shares, including Common Shares represented by ADRs. There were no discussions or negotiations between ASE and the Company regarding the Offer prior to ASE’s announcement of the Offer.

After the Company learned about the planned unsolicited tender offer by ASE, on December 22, 2015, the Company contacted Simpson Thacher & Bartlett LLP (“Simpson Thacher”) and Jones Day to act as its U.S. legal advisor and Taiwan legal advisor, respectively.

On December 30, 2015, the Company received ASE’s prospectus and then formed a special review committee comprised of independent directors of the Company (the “Review Committee”), as required by applicable laws of the Republic of China, to evaluate the Offer and engaged Ding Shuo Certified Public Accountants (“Ding Shuo”) and Diwan & Company Certified Public Accountants (“Diwan”) to separately conduct valuations of the Company and issue fairness opinions.

On January 7, 2016, the Review Committee held a meeting to discuss and evaluate the Offer. Prior to the meeting, Ding Shuo and Diwan delivered fairness opinions which valued the Common Shares at NTD56.33 to NTD68.60 per Common Share and at NTD58.32 to NTD63.44 per Common Share, respectively. After thorough discussion, including a review of the fairness opinions provided by Ding Shuo and Diwan, the Review Committee unanimously concluded that the Offer is unfair, and unanimously determined to recommend that holders of Common Shares and ADRs consider the Review Committee’s reservations regarding the Offer and further review the relevant risks of the Offer before deciding individually whether or not to participate in the Offer.

Following the meeting of the Review Committee, on January 7, 2016, the Board held a meeting to discuss and evaluate the Offer. After thorough discussion, including a review of the determination of the Review Committee and the fairness opinions provided by Ding Shuo and Diwan to the Review Committee, the Board unanimously concluded that the Offer is unfair, and unanimously determined to recommend that holders of Common Shares and ADSs consider the Board’s reservations regarding the Offer and further review the relevant risks of the Offer before deciding individually whether or not to participate in the Offer.

Reasons for the Review Committee’s and the Board of Director’s conclusions and recommendations

1. ASE’s second tender offer price is not reasonable

ASE proposed to offer NT$55 per common share in cash to acquire the Company’s common shares, with a maximum number of 770,000,000 shares (including common shares represented by ADRs) and a minimum number of 155,818,056 shares (not including common shares represented by ADRs). Taking into consideration the Company’s operations, share price, earnings per share and net value per share in recent years and independent experts’ opinions to the reasonableness of the tender offer price, the tender offer price is not reasonable.

(1) The tender offer price does not reach the reasonable transaction price range

Independent expert CPA Wei-Lin Chen of Dingshuo accounting firm has produced a reasonability opinion determining that the reasonable transaction price range should be NT$56.33 to NT$68.60 per share. Additionally, CPA Samuel Lu of Diwan & Company accounting firm has produced a reasonability opinion determining that the reasonable transaction price range should be NT$58.32 to NT$63.44 per share. The tender offer price proposed by ASE of NT$55 per common share is lower than the reasonable transaction price ranges suggested by the aforesaid both independent experts. Thus, ASE’s tender offer price is not reasonable. The independent experts reviewed information about the Company’s operations and financial performance and conducted the following analyses:

Dingshuo Opinion

Dingshuo arrived at its reasonable price range by considering (1) the Company’s historical share price, (2) price-to-book ratios and (3) a control premium.

Based on the average closing prices of the Company’s Common Shares 30, 60 and 90 business days prior to and including December 22, 2015, Dingshuo calculated a price range of NTD42.44 to NTD45.73 per share. Dingshuo also applied the price-to-book ratios of comparable companies to the Company’s book value. ASE and ChipMOS TECHNOLOGIES (Bermuda) LTD were selected as comparable companies based on business model similarities. Using the price-to-book ratios, Dingshuo calculated a price range of NTD37.55 to NTD38.89 per share. In addition, because following the consummation of the Offer, ASE will become, for all practicable purposes, the Company’s controlling shareholder, Dingshuo applied a 50% control premium, which is based on the average control premium of 35% to 50% reported by China Credit Information Service. Based on the foregoing, Dingshuo concluded that the reasonable transaction price range should be NT56.33 to 68.60 per share.

Diwan Opinion

Diwan arrived at its reasonable price range using (1) the Company’s historical share price, (2) price-to-book ratios, (3) price-to-earnings ratios, (4) enterprise value-to-EBITDA ratios and (5) a control premium.

Based on the average closing prices of the Company’s Common Shares 30, 60 and 90 business days prior to and including December 22, 2015, Diwan calculated a price range of NTD42.44 to NTD45.73 per share. Diwan also applied the price-to-book ratios, price-to-earnings ratios and enterprise value-to-EBITDA ratios of comparable companies to the Company’s book value, earnings and EBITDA, respectively. The comparable companies used for these analyses included industry peers such as ChipMOS TECHNOLOGIES (Bermuda) LTD, Chipbond Technology Corporation, Powertech Technology Inc. and ASE. Based on the price-to-book ratios, price-to-earnings ratios and enterprise value-to-EBITDA ratios, Diwan calculated price ranges of NTD34.66 to NTD35.77 per share, NTD46.81 to NTD48.46 per share and NTD42.94 to NTD44.02 per share, respectively. Finally, Diwan also applied a control premium of 39% to 45.5%, based on the medium control premium of 39% and average control premium of 45.5% paid in the semiconductor industry, according to MergerStat. Based on the foregoing, Diwan concluded that the reasonable transaction price range should be NTD58.32 to NTD63.44 per share.

(2) Comparison of ASE’s tender offer price to the price offered by the Company’s private placement subscriber

ASE’s tender offer price of NT$55 per share while the price offered by Company’s private placement subscriber is also NT$55 per share. Comparing the control rights and liquidity of the two cases, ASE should pay a higher price premium, and thus should reasonably offer a higher price.

Upon the consummation of the Offer, ASE will become, for all practicable purposes, the Company’s controlling shareholder. Moreover, ASE has stated in the Offer prospectus that its aim is to acquire control of the Company, discharge the current Board and cause the Company to enter into a share exchange or other similar business combination pursuant to which ASE would acquire 100% of the Company’s issued and outstanding share capital not yet owned by ASE for the same consideration proposed in the Offer. As a result, the Company will become a wholly-owned subsidiary of ASE. In contrast, due to Republic of China laws, the Company’s most recent contemplated private placement subscriber is unable to acquire control of the Company. Therefore, a control premium should be factored into ASE’s price offered per Common Share, and such price should be higher than that offered by the Company’s most recent contemplated private placement subscriber.

Additionally, the Common Shares to be subscribed by the Company’s most recent contemplated private placement subscriber will be subject to the Securities and Exchange Act of the Republic of China, which requires that private placement shares be locked up for a period of three years. In contrast, ASE will be able to dispose of the Common Shares it may acquire in the Offer without any lock-up period restrictions. Given that the Company’s most recent contemplated private placement subscriber’s offer price may reflect a price discount associated with such liquidity restriction, ASE should offer a higher price per Common Share.

Therefore, in consideration of the above two factors, the price offered by ASE should reflect a control premium and the fact that it is not subject to a liquidity discount associated with a private placement lock-up period restriction, and thus should be higher than the price offered by the Company’s most recent contemplated private placement subscriber.

2. Global Anti-Trust Filing Doubts

(1) Filing Completeness

In view of ASE’s tender offer prospectus not disclosing whether ASE has completed a thorough evaluation nor whether ASE has made filings with the competent authorities in foreign countries and jurisdictions, ASE needs to provide more information in order to resolve such doubts.

(2) Without obtaining approval, there is risk that the shares sold cannot be delivered

The time the Taiwan Fair Trade Commission and anti-trust authorities in other countries or jurisdictions takes to review anti-trust cases vary. If ASE is unable to obtain the approval of anti-trust authorities during the tender offer period, there is significant risk that the Offer cannot close. Unless the competent authority for tender offers (the Financial Supervisory Commission) officially and clearly states that the tender offer can proceed and be completed even without obtaining approval, the relevant risks remain.

3. Recommendation to the Shareholders

The shareholders of the Company should consider the concerns identified by the Review Committee and the Board, as described herein, and closely review the tender offer announcement and tender offer prospectus issued by ASE, including the relevant risks associated with tendering or failing to tender your securities described in the tender offer prospectus, to decide individually whether to participate in the tender offer. Neither the Board nor the Review Committee formally resolved to make a recommendation to the Company’s shareholders on whether or not to tender your Securities pursuant to the Offer. However, given the concerns of the Board and the Review Committee regarding the proposed price and anti-trust risks involved in the Offer, and in order to comply with U.S. securities laws applicable to this Statement, the Company hereby recommends that you REJECT the Offer and DO NOT TENDER your Securities pursuant to the Offer.

The above discussion of the material factors considered by the Board or the Review Committee in evaluating the Offer is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, neither the Board nor the Review Committee found it practicable to quantify or otherwise assign relative weights to the factors summarized above, and both have therefore declined to do so in reaching and providing their recommendations.

(c)	Intent to Tender.

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, each director, executive officer, affiliate and subsidiary who or which is the record or beneficial owner of the Common Shares and/or the ADSs presently intends to reject the Offer and does not intend to tender any such Common Shares and/or ADSs in the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Review Committee has retained each of Ding Shuo Certified Public Accountants (“Ding Shuo”) and Diwan & Company Certified Public Accountants (“Diwan”) as an independent financial advisor to conduct a valuation of the Company and issue a valuation opinion to the Review Committee as required under applicable laws of the Republic of China. The Review Committee has agreed to pay each of Ding Shuo and Diwan customary fees for its services.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Securities have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as otherwise set forth or incorporated by reference in this Statement, the Company is not presently undertaking or engaging in any negotiation in response to the Offer, whether relating to: (i) a tender offer or other acquisition of the Company’s Securities by any executive officer, director, affiliate or subsidiary of the Company, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

Notwithstanding the foregoing, except as otherwise set forth or incorporated by reference in this Statement, the Board has determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any of the negotiations referred to in this Item 7, or the status thereof, might jeopardize continuation of any such negotiations. Accordingly, except as otherwise set forth or incorporated by reference in this Statement, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Except as otherwise set forth or incorporated by reference in this Statement, there are no transactions, board resolutions, agreements in principle, or signed contracts that have been entered into by the Company in response to the Offer that relates to one or more of the following matters: (i) a tender offer or other acquisition of the Company’s Securities by any executive officer, director, affiliate or subsidiary of the Company, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

Item 8.	Additional Information.

The Company has assumed, for the purposes of preparing this Statement, that the information in the U.S. Offer Document is accurate (unless the directors have expressly indicated otherwise in this Statement). However, the Company and its directors do not take any responsibility for the contents of the Bidder’s Offer Documents and are not to be taken as endorsing, in any way, any or all statements contained in any Offer Documents.

This Statement has been approved by a resolution passed by the directors of the Company. All of the Company’s directors voted in favor of that resolution.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	The information set forth under Item 6.B (“Compensation of Directors, Supervisors and Executive Officers”), Item 6.E (“Share Ownership”), Item 7 (“Major Shareholders and Related Party Transactions”), Item 16.E (“Purchase of Equity Securities by the Issuer and Affiliated Purchasers”), Note 18 to the Consolidated Financial Statements (“Post-employment Benefit”) and Note 31 to the Consolidated Financial Statements (“Related Party Transactions”) in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Form 20-F filed with the Securities and Exchange Commission on April 27, 2015).

(a)(2)	Press release of Siliconware Precision Industries Co., Ltd., dated January 7, 2016 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Form 6-K filed with the Securities and Exchange Commission on January 7, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2016	SILICONWARE PRECISION INDUSTRIES CO., LTD.

	By:	/s/ Eva Chen
	Name:	Eva Chen
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)	The information set forth under Item 6.B (“Compensation of Directors, Supervisors and Executive Officers”), Item 6.E (“Share Ownership”), Item 7 (“Major Shareholders and Related Party Transactions”), Item 16.E (“Purchase of Equity Securities by the Issuer and Affiliated Purchasers”), Note 18 to the Consolidated Financial Statements (“Post-employment Benefit”) and Note 31 to the Consolidated Financial Statements (“Related Party Transactions”) in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Form 20-F filed with the Securities and Exchange Commission on April 27, 2015).

(a)(2)	Press release of Siliconware Precision Industries Co., Ltd., dated January 7, 2016 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Form 6-K filed with the Securities and Exchange Commission on January 7, 2016).